SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 18 April 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

April 18, 2018

BT FORMS NEW BUSINESS UNIT BT ENTERPRISE

●
  BT brings together Business and Public Sector and Wholesale and Ventures businesses
●
  Gerry McQuade appointed CEO of new business unit BT Enterprise
●
Bringing together the enterprise businesses will strengthen services and products and sharpen focus on customer experience, as customers move towards converged technologies

BT Group today announced it will bring together its enterprise businesses in the UK and Republic of Ireland to accelerate its transformation, simplify its operating model and strengthen accountabilities.
BT's Business and Public Sector and Wholesale and Ventures are to be combined to create a new business unit, BT Enterprise. Gerry McQuade, currently CEO of the Wholesale and Ventures business, has been appointed to bring together and lead the new organisation.
The new organisation will provide products and services to organisations in the small-to-medium sized business, corporate and public sectors, and provide wholesale services to around 1,400 communication providers in the UK and Republic of Ireland. The business will also include BT's Ventures business which acts as an incubator for potential new growth areas of the company.
Gavin Patterson, BT Chief Executive, said: "Having brought together our Consumer and EE businesses, this is the next step in the simplification of BT's operating model. Combining our enterprise businesses will allow us to strengthen the services and products we offer to businesses and sharpen our focus on customer service, through clear accountabilities and by introducing efficiencies. Gerry McQuade has successfully led the Wholesale and Ventures business since its inception in 2016 and is the right person to drive the new organisation forward."
"Together, our senior management team will ensure that BT realises its full potential, connecting customers in the UK and beyond to next-generation digital communications services, content and networks."
Gerry will lead BT Enterprise from 1 May 2018 and it will report as a single unit from 1 October 2018.
After five years on BT's Executive Committee, and 12 years in BT, Graham Sutherland is leaving BT.
Gavin Patterson said: "I'd like to thank Graham for all he has done for BT over the past 12 years. During his time as CEO of the businesses in Ireland and MD of BT Business, he materially improved the profitability and performance of those divisions.  Most recently as CEO of BT Business and Public Sector he has successfully led the integration of EE business into BT and the turnaround of our Public Sector division. I wish him all the very best for the future."
BT's Global Services unit will continue to provide services to multinational companies operating in the UK and worldwide.

Ends

For further information:

Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369.  All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

Gerry McQuade's Biography:
Gerry McQuade will become CEO of BT's new combined Business, Public Sector, Wholesale and Ventures division called BT Enterprise on 1 May, 2018. The division will operate across the UK and Republic of Ireland, providing fixed and mobile communications services and IT to small and medium sized businesses and wholesale services to communications service providers.

Gerry is currently CEO of Wholesale and Ventures, which provides wholesale fixed network services to 1,400 customers and supports MVNOs with 3.8m mobile customers, having taken the role in April 2016.

Before BT's acquisition of EE, Gerry was Chief Sales and Marketing Officer for EE's Business and Wholesale units, and was responsible for all EE product development.

Gerry joined Orange in January 2008 as Chief Development Officer, where he was key in overseeing the merger of Orange and T-Mobile, and the subsequent rebranding as EE. He was also one of the founding directors of Virgin Mobile and was involved through the launch, growth, flotation and eventual sale of the business. He also previously worked at Cellnet (now O2).

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2017, BT Group's reported revenue was £24,062m with reported profit before taxation of £2,354m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 18 April 2018